Commission File Number 001-31914
EXHIBIT 99.1
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock code: 2628)
ANNOUNCEMENT
CONTINUING CONNECTED TRANSACTIONS IN RELATION TO THE ASSET MANAGEMENT AGREEMENT
The Company entered into the Asset Management Agreement with AMC on 30 December 2010. The Asset Management Agreement shall be for a term of one year effective from 1 January 2011 and expiring on 31 December 2011, and subject to the Listing Rules, will be renewed for another year, unless terminated by either party giving to the other party no less than 90 days’ prior written notice to terminate the agreement at the expiration of the then current term. The Company’s annual caps of the service fees for asset management for each of the two years ending 31 December 2011 and 2012 will be RMB900 million.
AMC is a connected person of the Company under Rule 14A.11(5) of the Listing Rules. In accordance with Rule 14A.34 of the Listing Rules, the Continuing Connected Transactions under the Asset Management Agreement are only subject to reporting, announcement and annual review requirements under the Listing Rules and are exempt from independent shareholders’ approval requirements under the Listing Rules.
ASSET MANAGEMENT AGREEMENT
Reference is made to the announcement of the Company dated 22 December 2009 in relation to the renewal of the asset management agreement dated 30 December 2008 between the Company and AMC and the continuing connected transactions contemplated thereunder. The abovementioned agreement will expire on 31 December 2010.
The Company entered into the Asset Management Agreement with AMC on 30 December 2010.
Scope of Services
Under the Asset Management Agreement, AMC will invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope granted by the Company and in accordance with the requirements of the applicable laws and regulations and the investment guidelines of the Company. The Company retains the title of the entrusted assets and AMC is authorized to operate the accounts associated with the entrusted assets for and on behalf of the Company.

Commission File Number 001-31914
Service fees
The Company agreed to pay AMC in cash a fixed service fee and a variable service fee. The fixed service fee is payable monthly and is calculated with reference to the net asset value of the assets managed by AMC and the management fee rate pre-determined by the parties on an arm’s length basis. The variable service fee is payable annually and is calculated with reference to the fixed service fee per annum and the results of the annual appraisal of AMC conducted by the Company.
Term and termination
The Asset Management Agreement is for a term of one year effective from 1 January 2011 and expiring on 31 December 2011, and subject to the Listing Rules, will be renewed for another year, unless terminated by either party giving to the other party no less than 90 days’ prior written notice to terminate the agreement at the expiration of the then current term.
CAP AMOUNT
Historical figures
The service fees for asset management paid by the Company to AMC for the years ended 31 December 2008 and 2009 and the six-month period ended 30 June 2010 were as follows:

Period	Amount of Service Fees paid by the Company
(RMB in million)
Year ended 31 December 2008	362
Year ended 31 December 2009	540
Six months ended 30 June 2010	296
Cap Amount
The Company’s 2010 annual cap of the service fees for asset management was RMB800 million and the annual caps for each of the two years ending 31 December 2011 and 2012 will be RMB900 million.
The above annual caps were determined by reference to the historical figures, the size and composition of the assets managed and to be managed by AMC, and the inherent volatility of the capital market.
REASONS AND BENEFITS FOR THE CONTINUING CONNECTED TRANSACTIONS
Taking into account the past performance of the asset management agreement whereby the terms of the agreement generally satisfy the asset management needs of the Company, and the historical relationship between the parties, the parties consider it appropriate to enter into the Asset Management Agreement.
Mr. Yang Chao, Mr. Wan Feng, Mr. Miao Jianmin, Mr. Shi Guoqing and Ms. Zhuang Zuojin hold positions with CLIC and/or AMC and have abstained from voting on the board resolution passed to approve the Continuing Connected Transactions. Save as disclosed above, no other Director is regarded as having a material interest in the Continuing Connected Transactions, and hence no other Director has abstained from voting on the board resolution to approve the Continuing Connected Transactions.

Commission File Number 001-31914
The Directors, including the independent non-executive Directors, are of the opinion that the Continuing Connected Transactions have been conducted on normal commercial terms, were entered into in the ordinary and usual course of business of the Company, are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and that the annual caps of the Continuing Connected Transactions are fair and reasonable.
LISTING RULES IMPLICATIONS
CLIC is a connected person of the Company by virtue of its being a controlling shareholder of the Company. AMC, a 60% owned subsidiary of the Company, is owned as to 40% by CLIC and is thus a connected person of the Company under Rule 14A.11(5) of the Listing Rules. Given that the annual caps for the Continuing Connected Transactions under the Asset Management Agreement represent more than 0.1% but less than 5% of the applicable percentage ratios, as defined in the Listing Rules, the Continuing Connected Transactions fall within Rule 14A.34 of the Listing Rules and are only subject to reporting, announcement and annual review requirements under the Listing Rules and are exempt from independent Shareholders’ approval requirements under the Listing Rules.
Information on the Company and AMC
The Company is one of the leading life insurance companies in the PRC. It offers individual and group life insurance policies, annuity contracts, long-term health insurance policies and short-term health insurance policies.
The principal business activities of AMC are to manage insurance funds and to provide consultation services relating to insurance fund management.
DEFINITIONS

“AMC”	(China Life Insurance Asset Management Company Limited), a 60% owned subsidiary of the Company

“Asset Management Agreement”	the asset management agreement entered into between the Company and AMC on 30 December 2010

“Board”	the board of Directors of the Company

“CLIC”	(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

Commission File Number 001-31914

“Continuing Connected Transactions”	the transactions contemplated under the Asset Management Agreement

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China, but for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholders”	the shareholders of the Company
By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary
As at the date of this announcement, the Board comprises:
Executive Directors: Yang Chao, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors: Miao Jianmin, Shi Guoqing, Zhuang Zuojin
Independent non-executive Directors: Ma Yongwei, Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh
Hong Kong, 30 December 2010